UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

General

The information contained in this Report on Form 6-K (excluding the exhibit) is hereby incorporated by reference into our Registration Statement on Form F-3 (File No. 333-267893) and Registration Statement on Form S-8 (File No. 333-264089).

On June 18, 2025, Vision Marine Technologies Inc. (the “Company”) announced its E-Motion™ 180E systems became eligible under California’s “Clean Off-Road Equipment” program for up to $170,000 in per-unit government vouchers. A copy of the press release entitled, “Vision Marine Technologies’ 180E Electric Powertrain Approved under California’s CORE Voucher Program, Incentivizes Adoption of Electric Boat Propulsion” is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein.

Exhibit Index

No.

99.1	Press Release issued by Vision Marine Technologies Inc. on June 18, 2025, entitled “Vision Marine Technologies’ 180E Electric Powertrain Approved under California’s CORE Voucher Program, Incentivizes Adoption of Electric Boat Propulsion”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: June 23, 2025	By:	/s/ Raffi Sossoyan
	Name:	Raffi Sossoyan
	Title:	Chief Financial Officer